NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 5, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 25, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between El Paso Corporation and Kinder Morgan, Inc. became effective before the opening on May 25, 2012. Each share of El Paso Corporation Common Stock held, holders can elect to receive: Stock Election of 0.9635 of a share of Kinder Morgan, Inc. Class P Common Stock and 0.640 of a (New) Warrant to purchase one share of Kinder Morgan, Inc. Class P Common Stock, or Cash Election of $25.91 in cash without interest and 0.640 of a (New) Warrant to purchase one share of Kinder Morgan, Inc. Class P Common Stock., or Mixed Election of 0.4187 of a share of Kinder Morgan, Inc. Class P Common Stock, $14.65 in cash without interest and 0.640 of a (New) Warrant to purchase one share of Kinder Morgan, Inc. Class P Common Stock. Cash will be paid in lieu of issuing fractional shares and (new) Warrants. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 25, 2012.